Nixon Peabody LLP

Clinton Square

Rochester, New York 14604

May 10, 2010
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Attn: Catherine T. Brown
Re: Corning Natural Gas Corporation.
Registration Statement of Form S-1, File No. 333-166008, filed April 12, 2010, as amended by Amendment No. 1, filed May 10, 2010
Current Report on Form 8-K, File No. 000-00643, filed July 2, 2009

Ladies and Gentlemen:

This letter sets forth the response on behalf of Corning Natural Gas Corporation Inc (the "Company") to your letter, dated May 4, 2010, setting forth the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") on the Company's filings listed above. For your convenience, the comments are reproduced below before the Company's answers.

Registration Statement Facing Page

1. Please revise your fee table to include the common stock underlying the subscription rights.

Company response: The fee table has been revised to clarify that the common stock listed is that which underlies the subscription rights.

General

2. Your table of contents references page numbers, however, page numbers do not appear in your filing on EDGAR. Please include page numbers in all future filings.

Company response: The Registrant Statement has been revised to include the page numbers of the registration statement. The Company will include the page number references in future filings on EDGAR.

3. Please revise your registration statement throughout to indicate the latest date to which you may extend the expiration date of the rights offering, if known.

Company response: The Company has revised the Registration Statement to indicate that the Company will not extend the expiration date of the rights offering more than 30 days past the original expiration date.

4. Please revise your registration statement throughout to disclose that the amount of proceeds to the company from the rights offering assumes that all of the shares of common stock underlying the subscription rights are sold.

Company response: The Company has revised the Registration Statement to disclose that the amount of proceeds to the Company from the rights offering assumes that all of the shares of common stock underlying the subscription rights are sold.

Summary

5. In your use of proceeds description, you disclose that you "expect to obtain debt financing to supplement the proceeds of this offering on a 60/40 debt to equity raised ratio." We note your disclosure under the heading "Use of Proceeds" that you "are in negotiations with institutional lenders to obtain debt financing to supplement the proceeds of this offering on a 60/40 debt to equity raised ratio [but that you] cannot assure that the financing will be available." Please revise your disclosure in the summary to indicate that you are in negotiations for this additional debt.

Company response: The Company has revised the disclosure in the summary to disclose that it is currently in negotiations for the additional debt.

6. Please also revise your disclosure in the summary to disclose the maximum amount of debt you are in negotiations to obtain assuming all of the shares of common stock underlying the subscription rights are sold.

Company response: The Company has revised the summary to disclose that it is in negotiations regarding loans to fund additional capital improvements on a proposed 60/40 debt to equity ratio. The Company has also amended the disclosure under the heading "Use of Proceeds" to disclose that, assuming proceeds of the offering exceed $1.3 million, it anticipates, based on current negotiations, that it will receive a commitment to finance approximately $1.2 million for capital maintenance expense, and may receive from time to time, additional commitments for specific capital projects if it receives equity capital in the offering or otherwise equal to 40% of the project.

Frequently Asked Questions About the Rights Offering

Q. Will Corning complete the rights offering if shareholders do not subscribe for a...

7. Your answer to this question, that you "may complete this offering even if [you] do not receive subscriptions for any specific number of shares...(emphasis added)," does not appear to answer the question. Please clearly indicate whether you plan to proceed with the offering regardless of the number of subscriptions you receive or, if you are uncertain as to your intended course of action, please indicate as much and disclose why.

Company response: The Company has revised its answer to the question to clearly indicate that it will complete the offering even if it does not receive subscriptions for any specific number of shares.

Risk Factors

Risk Related to the Rights Offering

Once you exercise your subscription rights, you may not revoke the exercise even if . . .

8. Please add a risk factor disclosing the risks associated with your ability to amend the terms of the offering at any time or explain to us why it is not appropriate to do so.

Company response: The Company has revised the Registration Statement to remove the Company's reservation of the right to amend the terms of the rights offering except to extend the expiration date of the offering. Thus, the Company does not believe that the additional risk factor is necessary.

9. Throughout your disclosure, you indicate that the purpose of the rights offering is "to raise funds for general business purposes, including to finance capital expenditures, including replacement of distribution mains and customer service lines, to retire debt, to finance future growth in our existing service territory, expansion into new areas and increased connections with local production sources, and to pay expanses and fees related to this rights offering." Please add a risk factor disclosing that the rights offering does not require a minimum amount of proceeds and, as a result, an exercising stockholder may be investing in a company that may require additional capital to meet the capital needs you disclose under the heading "Use of Proceeds" or explain to us why it is not appropriate to do so.

Company response: The Company has revised the Registration Statement to include a risk factor disclosing that the rights offering does not have a minimum amount of proceeds and that no shareholder is required to exercise their subscription rights or over-subscription privilege, so fewer than all of the subscription rights may be exercised and the Company may need more capital to finance its planned capital expenditures.

Use of Proceeds

10. Pursuant to Instruction 4 to Item 504 of Regulation S-K, please provide additional information regarding the terms of the debt you plan to discharge.

Company response: The Company has revised the "Use of Proceeds" section in the Registration Statement to include a description of the terms of the debt that it plans to discharge.

Determination of the Offering Price

11. Please revise the first sentence to include the word "subscription" before the word "price" or explain to us why it is not appropriate to do so.

Company response: The Company has revised the sentence accordingly.

The Rights Offering

Background of the Rights Offering

12. In the penultimate sentence of the first paragraph under this heading, you state that the rights offering will strengthen your financial condition by, among other things, reducing debt. Based on your disclosure under the heading "Use of Proceeds," it appears that you plan to retire $800,000 of debt with a portion of the proceeds; however, you also hope to obtain debt financing to supplement the proceeds of the offering on a 60/40 debt to equity raise ratio. If we understand this disclosure, it appears that if all of the shares of common stock underlying the subscription rights are sold and you generate proceeds of $1,873,800, you hope to also obtain additional debt of approximately $2,800,000. Thus, it appears that you will have a net increase to debt of approximately $2 million. Please revise or advise.

Company response: The Company has revised the sentence to clarify that the rights offering will strengthen its financial condition by, among other things, reducing, on a temporary basis, current outstanding debt under lines of credit" but expects to incur additional debt to finance certain capital improvements.

Expiration of the Rights Offering, Extensions and Amendments

13. Please disclose the material factors that you will consider in determining whether to cancel, extend or modify the rights offering.

Company response: The Company believes the section now entitled "Expiration of the Rights Offering and Extensions" adequately describes the material factor the Company will consider in determining whether to extend the rights offering. In addition, the Company has revised the Registration Statement to remove the Company's reservation of the right to amend the terms of the rights offering except to extend the expiration date of the offering.

14. Please also disclose the types of amendments and modifications to the terms of the rights offering that you have contemplated, if any, the process you will use to determine whether amendments and modifications to the offering should be made, and the implications to investors of each. Please tell us whether the amendments and modifications contemplated, if any, include a change in the subscription price.

Company response: The Company has revised the Registration Statement to remove the Company's reservation of the right to amend the terms of the rights offering except to extend the expiration date of the offering.

15. Please disclose whether all amendments to the rights offering that may grant more favorable terms to subscription rights holders will apply retroactively to all subscription rights holders, including those who have already exercised their subscription rights, if applicable.

Company response: The Company has revised the Registration Statement to remove the Company's reservation of the right to amend the terms of the rights offering except to extend the expiration date of the offering.

Cancellation of the Rights Offering

16. Please disclose when and how you will give notice to shareholders that you have cancelled the rights offering.

Company response: The Company has revised the section entitled "Cancellation of the Rights Offering" in the Registration Statement to disclose that the Company will as promptly as practicable issue a press release notifying shareholders of the cancellation of the rights offering.

Summary of the United States Federal Tax Consequences

Receipt of Subscription Rights

17. It is inappropriate for you to include disclosure that assumes that the distribution is not currently taxable. Please revise to disclose the material tax consequences to investors, including whether the distribution may be taxable. For example, if the rights offering could be deemed to be considered part of a disproportionate distribution, please disclose these consequences, if material.

Company response: The Company has revised the section entitled "Summary of the United States Federal Income Tax Consequences" in the Registration Statement to disclose the material tax consequences to investors, including whether the distribution may be taxable, and to disclose the consequences if the rights offering could be deemed to be considered part of a disproportionate distribution.

18. Please also provide an opinion of counsel regarding the tax consequences of the rights offering.

Company response: With the filing of Amendment No. 1 to the Registration Statement, the Company will provide an opinion of counsel regarding the tax consequences of the rights offering.

Where You Can Find More Information

19. Please revise this section to include the Current Reports on Form 8-K filed with us since the end of the fiscal year covered by your latest annual report on Form10-K. Please refer to Item 12 of Form S-1.

Company response: The Company has revised the Registration Statement accordingly.

Exhibit 5.1 Opinion of Nixon Peabody LLP

20. Please have counsel revise its opinion to cover the subscription rights.

Company response: The Company's counsel has revised its opinion to cover the subscription rights and the revised opinion will be filed with the amended Registration Statement.

Current Report on Form 8-K filed July 2. 2009

21 . We reviewed your Current Report on Form 8-K filed with us on July 2, 2009 that reported the amendment of your warrant agreement to reduce temporarily the per warrant cash exercise price from $19.00 to $15.00 from July 6, 2009 to August 5, 2009. Please provide us with your analysis explaining why the temporary reduction in the exercise price of the warrants was not an issuer tender offer subject to Exchange Act Rule 13e-4 and Regulation 14E. See, e.g., Heritage Entertainment, Inc. (May 11. 1987).

Company response: Based on our discussions with the Company and its previous counsel, the Company reviewed with its previous counsel the plans for the temporary reduction in the warrant exercise price in June-August, 2009. Counsel advised the Company that he reviewed the SEC's Telephone Interpretation Manual (Q. 60 under "Securities Act Sections: Section 5; Section 2(a)(3)"; now "Compliance and Disclosure Interpretations: Securities Act Sections" Nos. 203.01 and 239.08), and had a conversation with a member of the SEC staff. Based on the advice of counsel, the Company acted in good faith to take what it believed were the appropriate steps to comply with the requirements of the federal securities laws: filed a prospectus supplement to the existing effective registration statement covering the warrants, issued a press release filed on Form 8-K along with the amendment to the warrant agreement, circulated the information to its warrant holders, extended the reduced exercise price for 20 business days, and issued a press release filed on Form 8-K announcing the results of the offering. The Company and its previous counsel were unaware of the SEC staff's position expressed in the No-action letter to Heritage Entertainment, Inc., available May 11, 1987. (We note that that No-action letter is not currently available on the SEC's website and does not appear to have been referred to by the SEC staff since a footnote in the 1997 releases on the definition of "Covered Securities".)

We have reviewed with the Company the position of the SEC staff expressed in the No-action letter with respect to the applicability of Rule 13e-4 and Regulation 14E under the Securities Exchange Act of 1934 to transactions where an issuer temporarily reduces the price of outstanding warrants. The Company believes that there would have been no additional material disclosure to warrantholders if the Company had provided them with a tender offer statement pursuant to Rule 13e-4 nor any additional procedural benefits to the holders if the Company had otherwise complied with that Rule and Regulation 14E, if applicable. Recognizing now the current position of the SEC staff, the Company would not undertake a similar temporary reduction in the price of its outstanding warrants except in compliance with Rule 13e-4 and Regulation 14E.

Conclusion

We have discussed with the Company the following and the Company acknowledges that:

  if the Commission, or the staff acting pursuant to delegated authority, declare the Registration Statement effective, that action does not foreclose the Commission from taking any action with respect to the filing;
  the Commission, or the staff acting pursuant to delegated authority, declare the Registration Statement effective, does not relieve the Company of its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
  the Company may not assert staff comments and the declaration of the effectiveness of the Registration Statement as a defense in any proceeding commenced by the Commission or any person under the federal securities laws of the United States of America.

Please call me if you have any questions with respect to the foregoing. Thank you.

Very truly yours,

Deborah J. McLean